February 24, 2023

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Atlas Energy Solutions Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 9, 2023

Amendment No. 2 to Registration Statement on Form S-1

Filed February 16, 2023

File No. 333-269488

Ladies and Gentlemen:

Set forth below are the responses of Atlas Energy Solutions Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2023, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-269488, filed with the Commission on February 9, 2023 and Amendment No. 2 to Registration Statement on Form S-1, filed with the Commission on February 16, 2023 (the “Registration Statements”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also filing Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”) via EDGAR. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-1 filed February 9, 2023

General

1.

Please revise your prospectus to include a risk factor disclosing that your Amended and Restated Certificate of Incorporation waives the corporate opportunities doctrine and address any potential conflicts of interest.

RESPONSE: The Company acknowledges the Staff’s comment and advises that the requested risk factor has been added on pages 71-72 of Amendment No. 3.

Heading from SEC Response Letter

2.

We note the disclosure on pages 74 and 196 of your prospectus regarding your forum selection provision does not appear to be consistent with the scope of the provision included in Section 13.1 of your Amended and Restated Certificate of Incorporation. Please revise or advise.

Securities and Exchange Commission

February 24, 2023

RESPONSE: The Company acknowledges the Staff’s comment and advises that the disclosure has been revised on pages 73 and 197 of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed February 16, 2023

Risk Factors

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price..., page 70

3.

We remind you of comment 13 to our comment letter dated March 11, 2022. Please revise your risk factor to include disclosure of the amount of shares of Class A common stock which will be subject to the Registration Rights Agreement.

RESPONSE: The Company acknowledges the Staff’s comment and advises that the disclosure has been revised on page 70 of Amendment No. 3.

Executive Compensation, page 176

4.

We note your response to prior comment two and reissue it. We note you disclose that, in connection with this offering, the Class P Units will continue to be held by your named executive officers and such officers will receive, in exchange for their Class P Units, substantially equivalent securities in one of your affiliates that will remain outstanding following the consummation and until such time that such securities are converted into the right to receive, and exchanged for, shares of your common stock upon the satisfaction of certain conditions. We further note that each Class P Unit is granted with a specific hurdle amount, or distribution threshold, and will only provide value to the holder based upon your growth above that hurdle amount. Please revise your filing to disclose and clarify the material terms of the outstanding Class P Units and clarify who will be responsible for payments made in connection with the incentive units subsequent to the transactions contemplated in this prospectus. Refer to Item 402(o) of Regulation S-K. For example, please disclose the specified hurdle amounts that govern distributions for the units or tell us why you do not believe such information is material. In addition, please file as exhibits the agreements governing the terms of the incentive units held by management. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and advises that the disclosure has been revised on pages 178-180 of Amendment No. 3. In addition, the Company advises that it has filed the agreements governing the terms of the incentive units as Exhibits 10.10, 10.11, 10.12 and 10.13 to Amendment No. 3.

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Securities and Exchange Commission

February 24, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (512) 542-8449.

Very truly yours,

ATLAS ENERGY SOLUTIONS INC.

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

Enclosures

cc:	Thomas Zentner, Vinson & Elkins L.L.P.